June 3, 2011

VIA EDGAR AND FASCIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Kate Beukenkamp, Staff Attorney
Rahim Ismail, Staff Accountant
Terry French, Accountant Branch Chief

Re:	Equinix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Definitive Proxy Statement
Filed April 28, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed April 29, 2011
File No. 000-31293

Ladies and Gentlemen:

On behalf of Equinix, Inc. (“Equinix”), this letter responds to the comments set forth in your letter dated May 31, 2011. For your convenience, we have repeated the comments in your letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis. . . . page 35

1.	We note on page 34 that there was an increase of almost 80% in accounts receivable from 2009 to 2010. On page 53 you state that your primary source of cash comes from customer collections, for which you describe your ability to collect payments as “relatively strong.” Please tell us why you experienced this increase between 2009 and 2010, and in future filings discuss the reasons behind such material changes and any resulting effect on your liquidity and capital resources.

Securities and Exchange Commission

June 3, 2011

RESPONSE TO COMMENT 1:

There are three primary reasons we experienced a significant increase in accounts receivable between 2009 and 2010: 1) overall growth in revenues, 2) growth in our days sales outstanding (“DSO”) and 3) the Switch and Data acquisition.

The following is a summary of our accounts receivable balances, DSOs and fourth quarter revenues by region (in thousands, except days and %):

Accounts Receivable, Net:

	December 31 2010	December 31 2009	Changes
			$	%
North America	$73,331	$40,341	$32,990	82%
Europe	30,891	16,164	14,727	91%
Asia-Pacific	12,136	8,262	3,874	47%

Total	$116,358	$64,767	$51,591	80%

DSOs:

	December 31 2010	December 31 2009	Changes
			#	%
North America	31	25	6	24%
Europe	37	24	13	54%
Asia-Pacific	24	23	1	4%
Total	31	25	6	24%

Revenues:

	Three Months Ended
	December 31 2010	December 31 2009	Changes
			$	%
North America	$220,648	$144,515	$76,133	53%
Europe	78,751	64,474	14,277	22%
Asia-Pacific	45,845	33,563	12,282	37%

Total	$345,244	$242,552	$102,692	42%

As outlined above, the combination of growth in revenues and an increase in DSOs contributed to the significant increase in our accounts receivables. In addition, the Switch and Data acquisition, which impacted the North America region, also had a significant impact on the growth in accounts receivable in that region. We acquired accounts receivable of $12.8 million in that acquisition as of April 30, 2010, the closing date of the acquisition.

While our DSOs increased year over year from 25 to 31 on a global basis, we believe that a DSO of 31 is “relatively strong” as described in our Form 10-K.

Securities and Exchange Commission

June 3, 2011

In future filings, to the extent we see changes to our DSOs contributing to a significant increase or decrease to our accounts receivables, we will elaborate on this trend and any resulting effect on our liquidity and capital resources.

2.	We note an increase of approximately 90% from 2009 to 2010 in your interest expense. We note the disclosure later in this Item of your debt types, material loans terms and compliance with loan agreement covenants. Please tell us the reasons behind the increase in interest expense in 2010. In future filings include your interest payments obligations in your contractual obligations table and discuss the impact of material interest payment increases, both present and future, in MD&A.

RESPONSE TO COMMENT 2:

The single largest reason behind our significant increase in interest expense from 2009 to 2010 was the issuance of our $750.0 million 8.125% Senior Notes offering in late February 2010 (the “Senior Notes Offering”). For the year ended December 31, 2010, the Senior Notes Offering contributed $52.1 million of additional interest expense which did not exist in the prior year (accounting for nearly 80% of the increase in annual interest expense year over year). In our discussion on interest expense in our 2010 versus 2009 MD&A on page 45 of our 2010 Form 10-K, the issuance of the Senior Notes Offering was the first item noted as to the reason for this increase.

We do include our interest payment obligations in our contractual obligations table in MD&A. Specifically, please refer to the contractual obligations table on page 58 of our 2010 Form 10-K – lines 4 and 5 and tick marks 2 and 3. We intend to continue to disclose our interest payment obligations in all future filings. In addition, in future filings, we will discuss anticipated significant increases or decreases in interest payments in MD&A.

Note 7 – Debt Facilities, page F-33

3.	You disclose that you have entered into capped call options to offset potential dilution associated with the 4.75% convertible subordinated notes. It is not clear if the call options impact the tax treatment of the convertible note. Please tell us if the premium paid on the call option affects the tax basis of the convertible note and if so, how you accounted for it.

Securities and Exchange Commission

June 3, 2011

RESPONSE TO COMMENT 3:

For U.S. income tax purposes, we have integrated the convertible subordinated notes and the capped call options as synthetic debt instruments pursuant to Treasury Regulation Section 1.1275-6. As a result of the integration, the convertible notes were treated as issued at a discount reflecting the premium paid on the call options, which increases the future interest deduction for tax purposes. The future tax benefits attributable to this discount were recorded as a deferred tax asset with an increase to additional paid-in capital in stockholders’ equity.

4.	You disclose that you recorded a $19,000 derivative loss, and the remaining amount was recorded into equity. Citing your basis in accounting literature, please tell us why only part of this transaction/instrument was recorded as a derivative, and not the entire instrument.

RESPONSE TO COMMENT 4:

We recorded a $19,000 derivative loss related to the Capped Call transaction during the period from June 9, 2009 to June 12, 2009. On June 12, 2009, we determined that the Capped Call Transaction met the requirements for equity classification and it was reclassified to equity at an amount equal to its fair value on this date, as described below. Please note that our documentation with respect to this matter precedes the effective date of the FASB Codification. As a result, all accounting pronouncements referred to below follow the guidance citations in existence prior to the Codification.

Background

On June 9, 2009 (the “Trade Date”), we agreed to issue $325.0 million of 4.75% convertible subordinated unsecured notes (the “Notes”), maturing on June 15, 2016, unless earlier repurchased or converted. In addition, on this date we granted an option to the underwriters to purchase an additional $48.75 million aggregate principal amount of the Notes to cover over-allotments if any (the “Over-Allotment Option”).

In connection with the issuance of the Notes, on June 9, 2009 we entered into a Capped Call transaction with several banks. The Capped Call transaction comprises a Base Capped Call and an Additional Capped Call (the “Capped Call Transaction”). The Base Capped Call covers approximately 3.9 million shares of our common stock which is subject to adjustment based on anti-dilution provisions.

The Additional Capped Call was also entered into on June 9, 2009 and would become effective if the underwriters exercised their Over-Allotment Option. If this occurred, it would cover the same number of shares that underlie the additional Notes issued by us

Securities and Exchange Commission

June 3, 2011

upon exercise of the Over-Allotment Option. The underwriters exercised their Over-Allotment Option on June 12, 2009 in its entirety, resulting in an additional $48.75 million principal amount of Notes being issued on June 15, 2009 and covered approximately 578,000 shares of our common stock.

Accounting Analysis

We first determined whether the Base Capped Call and the Additional Capped Call were one or two units of account. In accordance with DIG Issue No. K1, Determining Whether Separate Transactions Should be Viewed as a Unit, we concluded that the Base Capped Call and the Additional Capped Call should be combined and viewed as one unit of account.

Our next step was to determine the appropriate balance sheet classification for the Capped Call Transaction for the period from June 9 to June 12, 2009. We began this analysis with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”). Upon reviewing paragraphs 9-12 of FAS 150, we determined that the Capped Call Transaction was not within the scope of FAS 150. Our next step was to determine if the Capped Call Transaction met the definition of a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”).

We determined that the Capped Call Transaction met the definition of a derivative under paragraph 6 of FAS 133. We then reviewed paragraph 11(a) of FAS 133 to determine if the Capped Call Transaction met the scope exception available under FAS 133 to not be accounted for as a derivative. To determine this, we considered the provisions in EITF Issue 07-5, Determining Whether an Instrument (of Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”).

Upon completing our review of the two-step approach outlined in EITF 07-5, we concluded that the Capped Call Transaction was not considered indexed to our own stock for the period from the Trade Date of the Capped Call Transaction until the date that the Over-Allotment Option was exercised and the total number of units within the Capped Call Transaction was known. Specifically the number of shares that underlie the Capped Call Transaction and that were used to calculate the settlement amount of the transaction, was not fixed and was impacted firstly by the number of over-allotments that existed with respect to the sale of the Notes, and secondly by whether the underwriters chose to exercise their option to cover all or part of these over-allotments. As these two variables were not standard pricing inputs in a fixed for fixed option on equity securities, the Capped Call Transaction was not considered indexed to our own stock for the period from the Trade Date of the Capped Call Transaction until the date that the Over-Allotment was exercised. As noted above, the underwriters exercised their Over-Allotment Option in its entirety on June 12, 2009 and, therefore, from that date onwards, we have concluded that the Capped Call Transaction was indexed to our own stock.

Securities and Exchange Commission

June 3, 2011

The Capped Call Transaction was further evaluated under EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) to determine if equity classification was appropriate from June 12, 2009 onwards. Upon completing this review, we determined that equity classification of the Capped Call Transaction from June 12, 2009 onwards was appropriate.

Summary

As discussed above, the Capped Call Transaction was not considered indexed to our own stock for the period from the Trade Date to the date the Over-Allotment Option was exercised and the total number of units within the Capped Call was known (i.e., June 9, 2009 to June 12, 2009).

As a result, during this period, the paragraph 11(a) scope exception of FAS 133 was not available to us. Therefore, the Capped Call Transaction met the definition of a derivative under paragraph 6 of FAS 133, and it was accounted for as a derivative and initially recorded at its fair value in accordance with paragraph 17 of FAS 133 until such time that the Capped Call Transaction met the paragraph 11(a) scope exception of FAS 133 and was considered an equity-classified contract.

We concluded that the Capped Call Transaction met the requirements for the paragraph 11(a) scope exception on June 12, 2009, being the date the underwriters exercised their Over-Allotment Option. On this date, we determined that the Capped Call Transaction was both indexed to our own stock in accordance with EITF 07-5, and met the requirements for equity classification under EITF 00-19. Therefore, in accordance with paragraph 10 of EITF 00-19, the Capped Call Transaction was reclassified to equity at an amount equal to its fair value on June 12, 2009.

The $19,000 derivative loss represented the change in fair value related to the Capped Call Transaction from June 9, 2009 to June 12, 2009.

Note 13 – Commitments and Contingencies, page F-62

5.

We note that in your disclosure of contingencies related to legal matters, specifically the IPO litigation, you state that you cannot determine if cash flows or results of operations could be materially affected. The narrative suggests that there was a settlement in the case, and there are two appeals pending. Please clarify if the settlement is final or if the settlement is pending appeal. It is also not clear from these disclosures that management has determined the range of possible loss for the IPO litigation. If it is reasonably possible that the outcome of these matters

Securities and Exchange Commission

June 3, 2011

may result in a liability that materially exceeds the amount already accrued, paragraphs 3-5 of ASC 450-20-50 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. If you cannot estimate the range, please provide an explanation of the reasons for your belief that the range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of ASC 450, or explain why no modification is necessary.

RESPONSE TO COMMENT 5:

We confirm that the settlement in the IPO litigation is currently pending appeal. One appeal has been dismissed, and the second appeal has been remanded to the district court for a determination of whether the appellant has standing. In addition, as we state in our Litigation Summary in Note 13: “The Company believes that while an unfavorable outcome to these litigations is reasonably possible, a range of potential loss cannot be determined at this time. As a result, the Company had not accrued for any amounts in connection with these legal matters as of December 31, 2010.” We continue not to accrue for any amounts related to the IPO litigation. The settlement, as approved by the judge, requires no payment from us in the litigation. Although one appeal remains pending, we believe that a range of potential loss with respect to the IPO litigation is not estimable or determinable, and thus no reserve has been established nor has a range of loss been disclosed.

Based on the foregoing analysis, we respectfully submit to the Staff that no change is necessary to our current disclosure. However, in future filings we will move the language regarding the absence of an accrual forward to immediately follow our discussion of the litigation rather than at the end of our discussion of all applicable litigation in the litigation summary.

6.	In your litigation summary you note that an unfavorable outcome to this litigation is reasonably possible, but a range of potential loss cannot be determined at this time, and as a result you have not accrued for any amount. In future filings, please clarify that an accrual is not necessary when it is not probable that a liability has been incurred. There is no requirement to accrue for losses when they are only reasonably possible but not probable.

RESPONSE TO COMMENT 6:

We acknowledge the Staff’s comment and will add clarification in future filings.

Securities and Exchange Commission

June 3, 2011

In addition, we acknowledge that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Equinix may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6201.

Very truly yours,

/s/ Brandi Galvin Morandi
Brandi Galvin Morandi
General Counsel and Secretary

cc:	Stephen M. Smith

Keith D. Taylor

Alan F. Denenberg